

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 9, 2010

Brandon C. Bethards
President and Chief Executive Officer
The Babcock & Wilcox Company
The Harris Building
13024 Ballantyne Corporate Place, Suite 700
Charlotte, NC 28277

> **Re: The Babcock & Wilcox Company**
> **Registration Statement on Form 10**
> **Filed March 12, 2010**
> **File No. 001-34658**

Dear Mr. Bethards:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers…, page 1

Why is McDermott separating…, page 1

1.   Since this is probably one of the most important questions for investors, please briefly describe the main reasons for the spin-off, rather than simply cross-

referencing to the detailed discussion later in the filing. Discuss whether any reason was more influential than other reasons in deciding whether and when to conduct the spin-off.

Risk Factors, page 14

2.   Please include a risk factor to highlight your reliance on single-source suppliers that you disclose on page 89 and the effects on your business if that supply source is no longer available, if material.

Our operations are subject to…, page 19

3.   Please disclose the reason for the cancellation of the nuclear liability insurance that you mention in the fourth paragraph on page 20.

Our nuclear operations …, page 21

4.   Expand the disclosure to explain whether the suspension of operations was the result of any governmental regulatory or other action and how the suspension is related to the cancellation of the nuclear liability policy. Also expand to describe in more detail how the delays could materially and adversely impact your 2010 results of operations, financial position and cash flow.

The Spin-Off, page 37

Reasons for the Spin-Off, page 37

5.   Discuss the extent to which the board considered existing or reasonably likely future litigation against Babcock & Wilcox for personal injury, property damage and wrongful death claims. We note, for example, the lawsuit filed in January, 2010, relating to facilities located in Apollo and Parks Township, Pennsylvania.

6.   If any of the benefits described in the bullets were considered to be particularly significant to the board in deciding to conduct the spin-off, so state. Also explain why the board and management has determined that the spin-off should take place *at this time*.

Treatment of Fractional Shares, page 42

7.   Given that you do not intend to pay interest on the cash as a result of fractional shares, please clarify how long after the distribution you will send the checks you refer to in the first paragraph of this section. In addition, clarify how broker selling expenses will be allocated.

Treatment of Stock-Based Awards, page 43

8. Please revise to quantify the number of options and stock awards outstanding and their exercise prices that will be transferred to The Babcock and Wilcox Company after this is determined.

Capitalization, page 49

9. Please revise to remove the caption "cash and cash equivalents" from the table on page 49 since this is not part of your capitalization.

Selected Historical Combined Financial Data, page 51

10. We note that the principal operating subsidiaries of the Power Generation Systems segment were not included in the results of operations for the period from February 22, 2000 through February 22, 2006 due to Chapter 11 proceedings. Please disclose your basis for not consolidating these entities during the period from 2000 through 2006. In addition, disclose your accounting treatment for these entities after they emerged from the Chapter 11 proceedings. We refer you to FASB ASC 810-10-15-10 and 852-10-45.

11. In that regard, it appears as though a condition of the settlement was for McDermott to retain ownership of the subsidiaries. Tell us if these subsidiaries will become part of The Babcock & Wilcox Company and, if so, how that impacts the bankruptcy settlement.

Unaudited Pro Forma Combined Financial Data, page 52

Notes to Unaudited Pro Forma Combined Financial Statements, page 56

12. Please revise footnote (a) to clarify how you calculated the cash distribution by The Babcock and Wilcox Operations to McDermott International "to maintain appropriate working capital and liquidity levels." Discuss if this is a fixed or variable amount.

13. We see from footnote (b) that you are eliminating certain pension liabilities that are being transferred to McDermott. Please revise to disclose the reasons that those liabilities will no longer be the obligation of the Babcock and Wilcox Company.

14. Please revise footnote (c) to disclose how you plan to settle the receivable and payable amounts with certain McDermott subsidiaries. In that regard, please disclose if this will result in cash payment or forgiveness of the amounts.

Management's Discussion and Analysis…, page 57

Overview—Government Operations, page 58

15.   Regarding the disclosure in the third paragraph of this section, please clarify the
        reason for the closure of the Erwin facility. For example, was the facility in
        violation of safety regulations? Was the closure the result of an inspection by you
        or a third party? If so, what did the inspection reveal?

16.   We note your reference to March 2010 in the third paragraph. Please update to
        disclose whether you have met that date and, if not, when you anticipate
        operations will be back on line. Also, explain in more detail and quantify the
        effect of the shut-down during the first quarter, and explain why you do not
        believe the shut-down will have a material impact on your 2010 operating results.
        For example, what percentage of your revenues is attributable to production
        operations that will be commencing or have commenced, and what percentage is
        attributable to the commercial development line?

Critical Accounting Policies and Estimates, page 59

Self-Insurance, page 60

17.   Regarding your discussion of self-insurance reserves, please revise to also address
        historical and expected trends in the amounts accrued and their reasonably likely
        effects on operating results and liquidity. In addition, revise to discuss significant
        assumptions used to develop your self-insurance reserves.

Goodwill, page 61

18.   Please revise to disclose how you perform the second step of the impairment test.
        In addition, discuss how you determine the fair value of your reporting units.
        Refer to FASB ASC 350-20-35-22 through 35-24.

Asset Retirement Obligations and Environmental Clean-up Costs, page 61

19.   Regarding your asset retirement liabilities, please revise to disclose how you
        reasonably estimate the fair value of the asset retirement obligation. Please
        discuss significant assumptions used in your estimate. Refer to FASB ASC 410-
        20-25.

Brandon C. Bethards
The Babcock & Wilcox Company
April 9, 2010
Page 5

Year Ended December 31, 2009…, page 62

The Babcock & Wilcox Operations of McDermott International, Inc. (Combined), page 62

20.   We see that the discussion of results of operations focuses on segment results. Please also include a discussion of combined results of operations for each line item presented in the combined statements of income on page F-4. In that regard, the discussion should identify and quantify factors responsible for changes in financial statement items and describe why those factors arose or occurred.

21.   We see from page F-41 that you suspended some operations at your Erwin, Tennessee manufacturing facility in December 2009. Please revise to disclose the impact, if any, of this suspension on your results of operations.

Power Generation Systems…, page 62

22.   We reference your discussion of the changes in revenue and segment operating income where you cite multiple factors or operations in explaining the changes over the prior year. Please revise to describe the specific reasons for the significant decreases in each operation discussed. This general guidance should be applied throughout MD&A for each segment and for all periods presented.

23.   As a related matter, particularly for the discussion of operating income, please also expand your discussion and quantify the amounts of the individual factors cited. For example, quantify amounts and provide an expanded discussion of the reason for the lower volumes in your utility steam and system fabrication operations, fabrication, repair, and retrofit of existing facilities operations and replacement parts operations and the lower margins and volume in your nuclear steam generator operations and lower margins in your nuclear service and industrial boilers operations discussed on pages 62 and 63. This general guidance should be applied throughout MD&A for each segment and for all periods presented.

Corporate, page 63

24.   Please revise to disclose the nature of the layoffs associated with the increased severance recorded in corporate expenses. Please also disclose the types of professional service costs you incurred associated with the anticipated spin-off.

25.   Please discuss the nature of the non-recurring tax benefits for fiscal 2008 related to the release of state valuation allowances and as a result of audit activity discussed on page 63.

Effects of Inflation and Changing Prices, page 66

26.   We note the discussion of inflation and its negative impact on your operations.
        Please disclose the nature of the inflation and clarify specifically how inflation
        has impacted your results of operations. To the extent material, quantify the
        impact on revenues and expenses.

Liquidity and Capital Resources, page 66

27.   You disclose in the first full paragraph on page 67 that you expect to have a credit
        facility in place by April 2010. Please file the credit agreement once the facility is
        in place.

Warranty Claim…, page 68

28.   Regarding your disclosure in the second sentence, please identify the components
        and explain what technical issues were associated with the nuclear steam
        generators.

Credit Facility, page 68

29.   Please update your disclosure in the first paragraph.

Contractual Obligations, page 71

30.   Please tell us the difference between the current and long-term debt in the
        combined balance sheet with the amounts reported in the contractual obligations
        table.

31.   Please tell us why you have not included notes payable to affiliates within the
        contractual obligations table.

Business, page 74

Continue Leveraging our Success…, page 78

32.   Please clarify what you mean by "longstanding relationships with DOE
        stakeholders."

Hazard Risks and Insurance, page 90

33.   Revise the disclosure in the last paragraph on page 91 to explain more clearly the
        significance of the contribution of insurance rights by your subsidiaries and the
        extent to which this may negatively impact the registrant in the future.

Environmental, page 92

34.   Please identify the operating sites that you are remediating, and disclose the reasons for the remediations.

35.   Please disclose how the environmental reserves were allocated by facility in the last paragraph.

Legal Proceedings, page 93

36.   Given the material and complex litigation and bankruptcy proceedings that have taken place, please expand to include a narrative discussion required by Item 103 of Regulation S-K, rather than simply cross referencing to the footnote disclosure.

Agreements Between McDermott and Us, page 95

37.   Expand the disclosure to briefly identify terms that may be considered unfavorable to the registrant as a result of the related-party nature of this transaction.

Master Separation Agreement, page 95

38.   Regarding your disclosure in the first sentence of the first full paragraph on page 96 relating to receipts of all necessary consents and regulatory approvals, please specify the consents and approvals you refer to and when you expect to receive them. Also, disclose your course of action if you do not receive a required consent or approval.

Management, page 101

Directors and Executive Officers, page 101

39.   Please note that we may have further comments after you include disclosure relating to your directors to comply with the revised requirements under Item 401 of Regulation S-K.

Director Compensation, page 104

40.   Please disclose the amounts that you intend to pay your directors in stock-based awards and whether and if so how this amount will vary based on the responsibilities of each director.

Executive Compensation, page 107

41.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure
        is not necessary, and describe the process you undertook to reach that conclusion.

Defining Market Range…, page 109

42.   Refer to the last sentence on page 109. Given your disclosure in footnote (1) of
        the second table on page 112 and the table on page 120, it is unclear whether you
        benchmark incentive compensation. Please clarify.

43.   Please clarify your disclosure in the second sentence on page 110 to indicate what
        adjustments were made by Hewitt to the 2008 survey data and how this
        influenced the "market range."

44.   We note your disclosure in the second paragraph that there are approximately 34
        companies in the Babcock & Wilcox peer group. Please disclose why you can
        only provide an approximate amount. In addition, reconcile this number with the
        number of companies you list.

45.   Regarding your use of a "Custom Peer Group" that you disclose in the first
        paragraph on page 111, please clarify how it is weighted in your calculations of
        median compensation and what effect the inclusion of this peer group has on the
        median "market range" compensation.

Total Direct Compensation, page 111

46.   You disclose in the first bullet point on page 108 that you targeted 2009 total
        compensation to 10% to 15% of "market range." Please disclose where total
        compensation actually fell for each named executive officer and to the extent that
        it exceeded the range, please explain why.

2009 Base Salaries, page 111

47.   Please clarify your footnotes to the tables on page 112 and the table on page 120.
        For example, are you stating that 100% of market equals the median of your peer
        group compensation?

2009 EICP Performance Goals, page 113

48.   Please disclose how difficult it is for a named executive officer to earn the
        incentive compensation.

49.   Refer to the penultimate paragraph on page 114. Please clarify how you
       interpolate between threshold and maximum operating income. Does the amount
       change linearly?

50.   In the last paragraph on page 114 you refer to *adjusted* operating income. Please
       reconcile this with your disclosure in the previous page, where you indicate that
       you based your incentive compensation on operating income.

Employment and Separation Agreements, page 123

51.   Please file employment agreements as exhibits.

Security Ownership of Certain Beneficial Owners…, page 147

52.   Please identify the natural persons who directly or indirectly have or share voting
       or investment power over the securities held by the entities named in the table.

Combined Financial Statements, page 155

53.   Please update your financial statements as required by Rule 3-12 of Regulation S-
       X.

54.   Please revise to include the selected quarterly financial data required by Item 302
       of Regulation S-K.

Combined Statements of Cash Flows, page F-7

55.   Please tell us why the amount of "income of investees, net of dividends" adjusted
       in cash flows from operating activities is significantly different from the amount
       of "equity in income of investees" reported on the statement of income.

56.   We see that you present the cash flows from investments in available for sale
       securities and the changes in notes payable to affiliate net in the statement of cash
       flows. Please revise to present the cash inflows and cash outflows on a gross
       basis or tell us why your current presentation is appropriate. Refer to FASB ASC
       230-10-45-7 through 45-9.

Note 1. Summary of Significant Accounting Policies, page F-8

57.   We reference the statement that certain corporate and general and administrative
       expenses have been allocated based on a level of effort calculation. Please revise
       to elaborate how "level of effort" is calculated.

Self Insurance, page F-16

58.   Please revise to disclose the amount of reserves you have recorded in the combined balance sheet for self insurance liabilities. Please also tell us how you considered the disclosures required by SAB Topic 5Y.

Note 2. Business Combinations, page F-18

Instrumentacion y Mantenimiento de Calderas, S.A., page F-18

59.   Regarding the acquisition of "certain assets" of Instrumentacion y Mantenimiento de Calderas, S.A., please tell us whether this was an asset acquisition or a business acquisition. If it is an asset acquisition, please tell us why it is appropriate to record goodwill. Refer to FASB ASC 805-50-30.

Nuclear Fuel Services, Inc., page F-18

60.   In connection with the acquisition of Nuclear Fuel Services, Inc., we see that you recorded a $43 million NRC category 1 license as an indefinite lived intangible asset. Please tell us the nature of the license and how you determined that the asset has an indefinite life. Describe how the asset is expected to generate net cash inflows for a period with no foreseeable limit. Your response should demonstrate that an indefinite life is an appropriate representation of the future economic benefit of the asset.

Note 3. Equity Method Investments, page F-20

61.   Please tell us your consideration of the requirements of Rule 3-09 of Regulation S-X and whether separate financial statements for any of your equity method investments were required to be filed. Refer to the significance criteria of Rule 1-02(2) of Regulation S-X. Please provide your analysis of the materiality of these equity method investments that supports the conclusion regarding your compliance with Rule 3-09.

62.   Given the significance of the income earned from equity method investments and the fact that the income is recognized within operations, please tell us what consideration you gave to providing more information about the underlying equity affiliates to allow investors to better understand the nature and individual results of the underlying businesses. Specifically, given the integrated nature of these entities with your consolidated business, tell us your consideration of expanding the existing summarized information provided pursuant to Rule 4-08(g) of Regulation S-X to present certain or all equity investees separately. As part of your response, please tell us whether you have historically evaluated whether

important trends in the underlying equity investees exists, and if so, whether you would provide separate information about those affiliates in those cases.

63. Please revise to disclose whether the equity earnings information on the face of the statements of operations is presented gross or net of U.S. and foreign income taxes.

Note 7. Pension Plans and Postretirement Benefits, page F-28

64. We see that you have $456,445 of Level 3 financial instruments in your pension portfolio. Please revise to disclose how you have determined the fair value of each class of Level 3 investment.

Note 9. Commitments and Contingencies, page F-4

Environmental Matters, page F-42

65. Please provide us more details of the asbestos litigation and environmental matters, particularly those matters where you have been named a Potentially Responsible Party (PRP). Discuss the number of asbestos-related claims filed, the number and dollar amount of any claims settled and the status of any significant open claims. Please provide a more detailed discussion of the exposure related to the PRP sites. Clarify the reason that you believe these matters will not have a material adverse effect on financial condition, results of operations or cash flows in any given year. Consider the disclosures requirements of SAB Topic 5Y and SOP 96-1.

Note 14. Segment Reporting, page F-49

66. It appears that you present two measures of segment operating results, "segment operating income" and "segment income". Please tell us how your presentation considers the guidance from FASB ASC 280-10-55-9. Under this guidance, if an entity uses multiple performance measures in evaluating segment performance and allocating assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity's consolidated financial statements. Please tell us why you believe it is appropriate in GAAP to present two measures of segment operating results for each segment.

67. As a related matter, please tell us how your presentation of segment operating income and segment income fulfills the reconciliation requirement from FASB ASC 280-10-50-30b. Under that guidance, you should provide reconciliation of the total of the reportable segments' measures of profit or loss to consolidated income before income taxes, extraordinary items, and discontinued operations.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Ted W. Paris, Esq.
        Baker Botts L.L.P.